SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013.

Commission File No. 333-8880

Satélites Mexicanos, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

Mexican Satellites, a Mexican Company of Variable Capital

(Translation of the Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation)

Avenida Paseo de la Reforma 222 Pisos 20 y 21, Colonia Juárez, 06600 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

On July 31, 2013, Satélites Mexicanos S.A. de C.V. (“Satmex”) announced that it has entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) pursuant to which it will be acquired by Eutelsat Communications (“Eutelsat”), a leading provider of satellite telecommunications in Europe, the Middle East and Africa. Pursuant to the terms of the Securities Agreement, and on the terms and subject to the conditions described therein, Eutelsat will acquire 100% of the share capital of Satmex in an all-cash transaction.

The transaction is expected to close by the end of 2013, subject to government and regulatory approvals and other customary conditions. The Securities Purchase Agreement contains representations, warranties and covenants customary for a transaction of this nature, including among other things, covenants (a) for each of the parties to use all commercially reasonably best efforts to cause the closing of the transactions contemplated by and the Securities Purchase Agreement to occur as promptly as practicable and (b) for Satmex to conduct its business in the ordinary course consistent with past practice until the closing.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Securities Purchase Agreement, which is attached as Exhibit 2.1 hereto and is incorporated herein by reference.

A copy of the press release with respect to this matter is attached hereto as Exhibit 99.1.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Satélites Mexicanos, S. A. de C. V.

Date: August 1, 2013	By:	/s/ María Fernanda Ramo Reynoso
(Signature)
María Fernanda Ramo Reynoso Acting General Counsel

* * * * * *

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

EXHIBIT INDEX

Exhibit Number	Document

2.1	Securities Purchase Agreement, dated as of July 30, 2012.

99.1	Press Release of Satélites Mexicanos, S.A. de C.V., dated July 31, 2013.